

February 8, 2012

<u>Via Facsimile</u>
Mr. Steven J. Ford
Chief Financial Officer
Carlisle Companies Incorporated
13925 Ballantyne Corporate Place, Suite 400
Charlotte, North Carolina 28277

    RE: Carlisle Companies Incorporated
             Form 10-K for the Year Ended December 31, 2010
             Filed February 16, 2011
             File No. 1-9278

Dear Mr. Ford:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Rufus Decker

                                  Rufus Decker
                                  Accounting Branch Chief